UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024 (Report No. 2)

Commission file number 000-28884

Eltek Ltd.
(Translation of registrant’s name into English)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ELTEK LTD.

EXPLANATORY NOTE

On February 12, 2024, Eltek Ltd., a company incorporated under the laws of Israel (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity LLC, as the representative of the several underwriters (the “Underwriter”) relating to the issuance and sale (the “Offering”) of 625,000 ordinary shares of the Company, at an offering price of $16.00 per share (the “Shares”).

The Offering closed on February 15, 2024. The gross proceeds from the Offering were $10,000,000 before deducting underwriting discounts and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering to strategically invest in the expansion of its production capabilities and for general corporate purposes, including working capital.

The Shares are being offered and sold by the Company pursuant to the Company’s effective registration statement on Form F-3 (Registration No. 333-266346) which was declared effective by the Securities Exchange and Commission on August 5, 2022, the base prospectus included therein, as amended and supplemented by the prospectus supplement dated February 12, 2024.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which was filed as Exhibit 99.2 in a Report on Form 6-K filed on February 13, 2024, and is incorporated herein by reference.

Pursuant to the Underwriting Agreement, subject to certain exceptions, our officers, directors and certain stockholders have agreed not to sell or otherwise dispose of any of the Company’s securities held by them for a period ending sixty (60) days after the Effective Date without first obtaining the written consent of ThinkEquity.

The legal opinion of Amit, Pollak, Matalon & Co. relating to the legality of the issuance and sale of the Shares is attached as Exhibit 5.1 to this Report on Form 6-K.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

On February 15, 2024, the Company issued a press release announcing the closing of the offering. A copy of this press release is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Amit, Pollak, Matalon & Co., Advocates
99.1	Press Release: Eltek Announces Closing of $10 Million Public Offering

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)
By: /s/ Ron Freund Name: Ron Freund Chief Financial Officer

Dated: February 15, 2024